
Mail Stop 3561

February 15, 2018

Ricardo Alejandro Torres
Co-Chief Executive Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Response Dated February 9, 2018**
> **File No. 1-34429**

Dear Mr. Torres:

We have reviewed your February 9, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

Note 9: Investments in Associates, page F-100

1. We have reviewed your response to comment 1. Based on our understanding of the circumstances surrounding your Venezuelan mixed company investments, it appears you eventually either will retain your investments upon government approval or will have to relinquish them, whether by sale to CVP or by return to the previous parent company. Since each of these three scenarios appears to involve a different set of cash flows, please tell us why you did not use a valuation technique that probability-weights each scenario, such as the expected present value technique discussed in paragraphs B23-30 of IFRS 13. In order to help us gauge potential materiality of these investments, provide us with an estimate or range of the amounts payable under the conversion contracts.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products